Acambis’ shareholders approve

Sanofi Pasteur Holding’s Offer

by a large majority

Paris, France, September 2, 2008 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced that the Acambis Plc General Meeting and Court Meeting required to approve Sanofi Pasteur Holding’s acquisition of Acambis by way of a scheme of arrangement under the U.K. Companies Act 2006 took place today. Each of the resolutions necessary for shareholder approval of the scheme of arrangement was passed by over 99% by value of shareholders voting.

Sanofi Pasteur Holding (the parent company of sanofi-aventis’ vaccines division sanofi pasteur) announced on July 25, 2008 that it had reached an agreement with Acambis on the terms of a unanimously recommended offer to acquire the entire capital of that company. The resolutions adopted today by Acambis’ shareholders are an important step in the implementation of this acquisition.

The court hearings required to sanction the scheme and to make the necessary changes to Acambis’ share capital are scheduled for 22 and 24 September 2008, respectively. The scheme is expected to be effective on 25 September 2008 (subject to satisfaction or waiver of all offer conditions), at which time Acambis would become a wholly-owned subsidiary of Sanofi Pasteur Holding.

Acambis is a vaccine company developing novel vaccines that address significant unmet medical needs or substantially improve standards of care.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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